July 17, 2024

Carlos Doglioli
Chief Financial Officer
ATN International, Inc.
500 Cummings Center, Suite 2450
Beverly, MA 01915

        Re: ATN International, Inc.
            Form 10-K for the fiscal year ended December 31, 2023
            File No. 001-12593
Dear Carlos Doglioli:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023
Item 9A. Controls and Procedures, page 59

1. You disclose that management assessed the effectiveness of your internal control over financial reporting as of December 31, 2023; however, you do not to include a statement as to whether or not internal control over financial reporting is effective. Please amend your filing to include this disclosure. Refer to Item 308(a)(3) of Regulation S-K.
 July 17, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Melissa Kindelan at 202-551-3564 or Christine Dietz at 202-551-3408
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology